Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. ("Castor") for the six month periods ended March 31, 2019 and 2018. Unless otherwise specified herein, references to the "Company", "we", "our" and "us" or similar terms shall include Castor and its wholly owned subsidiary. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial conditions and results of operations and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20‑F for the year ended September 30, 2018 (the "2018 Annual Report"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on January 31, 2019. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2018 Annual Report.
Business Overview and Development of the Company
We are a growth-oriented global shipping company engaged in the seaborne transportation of a wide range of dry bulk commodities including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". We were incorporated in the Republic of the Marshall Islands on September 11, 2017.

On September 22, 2017, we entered into an all-share exchange transaction (the "Magic P Purchase Transaction") pursuant to which we acquired 100% of the issued and outstanding capital stock of our sole wholly-owned subsidiary Spetses Shipping Co. ("Spetses"), a Marshall Islands corporation, which owns a 76,453 dwt drybulk carrier, the Magic P, or our Vessel. The consideration for the Magic P Purchase transaction involved the issuance of 2,400,000 common shares, 480,000 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") and 12,000 non-interest bearing Series B Preferred Shares (the "Series B Preferred Shares") to the then existing shareholders of Spetses.

Our Vessel is managed by Pavimar S.A. ("Pavimar" or our "Manager"), under the supervision of our Chief Executive Officer and our Board of Directors. Pavimar is controlled by the sister of our Chairman, Chief Executive and Chief Financial Officer. Pavimar has in-house ship management expertise that allows it to oversee every step of our Vessel's management, including, but not limited to, the shipping operations throughout the life of the Vessel, the superintendence of maintenance, repairs and dry-docking, insurance arrangements, provisioning, bunkering and various aspects of administrative support.

As of the date of this report, we have outstanding 2,400,000 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares. Our Chairman, Chief Executive Officer and Chief Financial Officer currently beneficially owns approximately 46.8% of the issued and outstanding common equity interests in the Company and 100% of the issued and outstanding Series B Preferred Shares. Our Chairman, Chief Executive Officer and Chief Financial Officer does not own any Series A Preferred Shares. Each Series B Preferred Share has the voting power of 100,000 common shares and, by virtue of the voting power granted by the Series B Preferred Shares, our Chairman, Chief Executive Officer and Chief Financial Officer currently retains control over Castor.

Our Fleet and our Charters

As of May 30, 2019, our Fleet comprised of our Vessel which had an age of 14.6 years. Our commercial strategy primarily focuses on deploying our Vessel under a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The following table sets forth summary information about our Vessel and the existing time charter relating to our Vessel as of May 30, 2019:

Vessel Name	Year Built	Cargo Capacity (dwt)	Vessel Type	Date delivered to Castor	Earliest Charter Expiration	Latest Charter Expiration
Magic P	2004	76,453	Panamax	September 2017	July 2019	November 2019

We believe that we are well regarded by our charterers for our expertise and safety in conducting our operations, the good performance of our Vessel and the first class cargo holds. We intend to leverage our expertise and relationships with our charterers and our Manager in growing our core business and pursuing further business and growth opportunities in the dry-bulk sector. As opportunities arise, we may acquire additional vessels and/or engage in investment opportunities incidental to the dry-bulk industry. We may fund possible growth plans through the use of cash on hand, cash from operations, debt financing which might also include capital lease financings, or equity offerings of our securities in the public or private markets. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms or at all, thus, we cannot assure you that we will grow the size of our Fleet or that we will be able to execute our plans for growth.
Listing Developments
On February 7, 2019, the Company announced that the NASDAQ Stock Market LLC has approved its application to have its common shares listed on the Nasdaq Capital Market. Castor's common shares began trading on NASDAQ at the opening of the market on February 11, 2019 under the ticker symbol "CTRM". The Company's common shares continue to trade on the Norwegian OTC under the ticker symbol "CASTOR".
Operating results
Factors Affecting Our Results of Operations
Castor believes that important concepts and measures for analyzing trends in its results of operations include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned our Vessel. Ownership days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Available days. Available days for the Fleet are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades and dry-dockings or special or intermediate surveys. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Fleet utilization. We calculate Fleet utilization by dividing the Available days during a period by the number of Ownership days during that period. Fleet utilization is used to measure a company's ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.
Off-hire. The period our Vessel is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.
Dry-docking.  We periodically dry-dock our Vessel for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Daily vessel operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses.

Daily company administration expenses. Daily company administration expenses include administration expenses such as audit fees, independent directors' and executive officer compensation and other miscellaneous expenses and are calculated by dividing company administration expenses, including foreign exchange differences, by the Ownership days for the relevant period.
Daily management fees.  Daily management fees are calculated by dividing management fees by the Ownership days for the relevant time period and include the fees payable to our Manager for managing our Vessel.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses and canal charges. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Time charter equivalent (TCE) Rate.  Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) by the Available days in the relevant period.  See below a more detailed discussion on the use by the Company of this Non-GAAP measure.
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
-	The levels of demand and supply in the dry bulk shipping industry;
-	Utilization rates on our Vessel;
-	The employment and operation of our Vessel;
-	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Vessel;
-	The performance of our charterers' obligations under their charter agreements;
-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
-	The effective and efficient technical management of the Vessel by our Manager;
-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk industry;
-	Dry-docking and special survey days, both expected and unexpected;
-	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
-	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;
-	Our ability to obtain acceptable equity and debt financing to fund future capital expenditures;
-	Our access to capital required to acquire additional ships and/or to implement our business strategy; and
-	The level of any distribution on all classes of our shares.

Employment and operation of our Vessel
A factor that impacts our profitability is the employment and operation of our Vessel which mainly requires; her regular maintenance and repair; effective crew selection and training; ongoing supply of our Vessel with the spares and the stores that she requires; contingency response planning; auditing of our Vessel's onboard safety procedures; arrangements for our Vessel's insurance; chartering of the vessel; training of onboard and on shore personnel with respect to the vessel's security and security response plans (ISPS); obtaining of ISM certification and performing the necessary audit for the vessel within the six months of taking over a vessel; and the ongoing performance monitoring of the vessel.
Financial, general and administrative management
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our Vessel, requires us to manage our financial resources, including banking relationships, such as administration of bank accounts; manage our accounting system and records and financial reporting; monitor and ensure compliance with the legal and regulatory requirements affecting our business and assets; and manage our relationships with our service providers and customers.
Selected financial information
The following tables present selected unaudited consolidated financial information of the Company at the dates and for the periods presented. All amounts are expressed in United States Dollars except for share and per share data. This information was derived from the unaudited interim condensed consolidated statements for the periods presented.
Selected Historical Financial Data	Six Months Ended March 31,
	2018	2019
STATEMENT OF INCOME (In U.S. Dollars, except for shares and per share data)
Voyage revenues, net of address commissions	$1,695,331	$2,038,131
Voyage expenses (including related party commissions)	(48,933)	(64,699)
Vessel operating expenses	(955,725)	(902,061)
Depreciation and amortization	(283,671)	(353,124)
Management fees - related party	(52,920)	(58,240)
Depreciation and amortization	(283,671)	(353,124)
General and administrative expenses
- Company administration expenses	(40,562)	(47,792)
- Public registration costs	(140,761)	(294,411)
Operating income	$172,759	$317,804
Other income/ (expenses)	(12,115)	14,607
Net Income	$160,644	$332,411

LOSS PER SHARE (basic and diluted):
Loss per share	$(0.21)	$(0.40)
Weighted average number of shares outstanding (basic and diluted):
Common shares	2,400,000	2,400,000

	September 30, 2018	March 31, 2019
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$2,110,000	$3,081,267
Vessel, net	7,070,404	6,921,928
Total assets	$9,623,798	$10,241,941
Total current liabilities	149,216	434,948
Common stock	2,400,000	2,400,000
Total shareholders' equity	$9,474,582	$9,806,993

	Six Months Ended March 31,
CASH FLOW DATA	2018	2019
Net cash provided by operating activities	$105,950	$899,484
Net cash used in investing activities	—	—
Net cash used in financing activities	$—	$—

Set forth below are selected operational and financial statistical data of our Fleet for each of the six month periods ended March 31, 2019 and 2018 that the Company believes are useful in better analyzing trends in its results of operations:

Selected Historical Operational and Other Financial Data	Six Months Ended March 31,
	2018	2019
FLEET PERFORMANCE DATA:
Average number of vessels in operation in period (1)	1	1
Age of vessel in operation at end of period	13.4	14.4
Ownership Days	182	182
Available Days	153	182
Fleet utilization	84%	100%

OTHER FINANCIAL DATA (In U.S. Dollars)
Daily vessel operating expenses	$5,251	$4,956
Daily management fees	291	320
Daily company administration expenses	223	263
Daily Time Charter Equivalent (TCE) Rate (in U.S. Dollars) (2)	10,761	10,843
EBITDA (2)	$444,315	$668,159

(1)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(2)	Non-GAAP Financial Information
Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses and commissions to a related party, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Six Months Ended March 31,
(In U.S. Dollars, except for Available Days)	2018	2019
Voyage revenues (net of address commissions)	$1,695,331	$2,038,131
Voyage expenses (including related party commissions)	(48,933)	(64,699)
Time charter equivalent revenues	1,646,398	1,973,432
Available Days	153	182
Time charter equivalent (TCE) rate	$10,761	$10,843
EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to EBITDA	Six months ended March 31,
(In thousands of U.S. Dollars)	2018	2019
Net Income	$160,644	$332,411
Depreciation and amortization	283,671	353,124
Less: Interest Income	—	(17,376)
EBITDA	$444,315	$668,159
Results of Operations

Six months ended March 31, 2019 compared to the six months ended March 31, 2018
Voyage revenues, net
Voyage revenues, net of address commissions, increased by $342,800, or 20.2%, to $2,038,131 in the six months ended March 31, 2019, as compared to $1,695,331 in the corresponding period of 2018. This increase was predominantly due to our Vessel being 100% utilized in the first semester of the current year, whereas, in the corresponding semester ended March 31, 2018, the vessel underwent dry-dock for approximately 29 days during which period the Vessel generated no revenues. The average daily revenue of the Vessel during the six month period ended March 31, 2019, after subtracting address commissions and voyage expenses (time charter equivalent or TCE, see definition above), was $10,843 per day compared to $10,761 per day for the previous year's first semester.
Voyage expenses
Voyage expenses increased by $15,766, or 32.2%, to $64,699 in the six months ended March 31, 2019, as compared to $48,933 in the corresponding period of 2018. This increase in voyage expenses is mainly due to bunker loss of $12,477 that we experienced in the current six month period ended March 31, 2019, which was the result of the decrease in bunker average prices, versus a gain of $38,386 experienced in the corresponding period of 2018. The respective increase was partly offset by the decrease in port and other voyage expenses in this year's first semester compared to that of the last year by approximately $35,096.

Vessel operating expenses
Vessel operating expenses were $902,061, which corresponds to a Vessel daily rate of $4,956 in the six-month period ended March 31, 2019, as compared to $955,725, or a Vessel daily rate of $5,251 in the six-month period ended March 31, 2018. This decrease of $53,664, or 5.6%, between the  compared periods is primarily associated with the fact that our Vessel was dry-docked in the six-month period ended March 31, 2018, during which period we incurred additional technical maintenance works (which were carried out simultaneously with the dry-dock of our vessel) and re-stocking of spares and supplies.
General and Administrative Expenses
•	Company administration expenses
During the six month periods ended March 31, 2019 and 2018, we incurred Company administration expenses of $47,792 and $40,592, respectively. The increase in Company administration expenses between the compared periods is attributed to the increase in the audit fees for the period. Company administrative expenses generally consist of audit fees, Chief Financial and Chief Executive Officer remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
•	Public registration costs
Public registration costs increased by $153,650 or 109.2%, from $140,761 in the six months ended March 31, 2018 to $294,411 in the six months ended March 31, 2019. The increase in public registration fees is directly associated with the registration  and listing of our common shares in the Norwegian OTC market on December 21, 2018 and the listing of our common shares in the NASDAQ stock exchange on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
Management fees- related party
During the six-month periods ended March 31, 2019 and 2018, we incurred $58,240 and $52,920 in management fees, respectively, or a daily fee of $320 and $291 per day on our Vessel, respectively. From December 16, 2017, onwards and for a period of two years thereof, we and our Manager agreed to re-adjust the daily management fee of our Vessel from $250 per day to $320 per day, which explains the increase in daily average management fees between the compared periods.
Depreciation and amortization
Depreciation and amortization expense comprises of Vessel's depreciation and the amortization of Vessel's capitalized dry-dock costs. Depreciation and amortization charges totaled $353,154 in the six months ended March 31, 2019 as compared to $283,671 in the six months ended March 31, 2018, thereby amounting to a $69,483, or a 24.5%, increase.
Amortization of deferred dry-docking costs was $204,648 during the six months ended March 31, 2019, compared to $136,432 during the corresponding period of 2018. The increase by $68,216, or 50.0%, between the compared periods exclusively relates to the amortization of deferred charges for a full semester in the current six-month period ended March 31, 2019, compared to a shorter amortization period in the six months ended March 31, 2018, as our Vessel completed its scheduled dry-dock on November 25, 2017.
The Vessel's depreciation did not significantly vary in the compared periods.

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since September 30, 2018. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended September 30, 2018, which was filed with the SEC on January 31, 2019.
Liquidity and Capital Resources
We operate in a capital-intensive industry and, in the past, have financed the sole acquisition of our Vessel through equity. As future growth opportunities may arise, we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity and debt financings.

Our liquidity requirements relate to funding working capital and maintaining cash reserves for the purpose of maintaining the quality of our Vessel, complying with international shipping standards and environmental laws and regulations and strengthening our position against adverse fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended March 31, 2019, our principal sources of funds were our operating cash flows. We frequently monitor our capital needs by projecting our fixed income and expenses, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements are primarily the funding of working capital, including vessel operating expenses and payments under our management agreements. Our medium and long-term liquidity requirements relate to paying cash dividends, when we are able to do so, and funding capital expenditures, including, without limitation, the acquisition of additional vessels. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing we may negotiate, or  equity issuances in private or publicly held transactions.

As of March 31, 2019, we reported cash of $2,638,658, which represented an increase of $899,484, or 51.7%, from September 30, 2018. We currently have no indebtedness. We believe, given our current cash reserves, that if market conditions remain relatively stable throughout 2019 and early 2020, our financial resources, including the cash expected to be generated within twelve months from the date of this report, will be sufficient to meet our liquidity and working capital needs through June 30, 2020.

As of March 31, 2019, we reported a working capital surplus of $2,646,319 as compared to a working capital surplus of $1,960,784 as of September 30, 2018, which represents an increase of $685,535, or 35.0%. Working capital is equal to current assets minus current liabilities.

During the six-month period ended March 31, 2019, we generated net cash from operating activities of $899,484, as compared to $105,950  in the same period ended March 31, 2018, which represents an increase of $793,534, or 749.0%. This increase in net cash from operating activities was mainly attributable to (i) the higher revenues we earned on our Vessel in the six-month period ended March 31, 2019, in relation to the six-month period ended March 31, 2018, as discussed above, and (ii) the positive effect of variations in working capital.

Our Borrowing Activities

None.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the six month periods ended March 31, 2019 and 2018:
	Six months ended March 31,
(in thousands of U.S. Dollars)	2018	2019
Net cash provided by operating activities	$105,950	$899,484
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Cash and cash equivalents at beginning of period	836,468	1,739,174
Cash and cash equivalents at end of period	$942,418	$2,638,658

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2018 AND MARCH 31, 2019
(Expressed in U.S. Dollars – except for share data)

ASSETS	September 30 2018	March 31 2019
CURRENT ASSETS:
Cash and cash equivalents	$1,739,174	$2,638,658
Accounts receivable trade	2,453	—
Due from related party (Note 3)	263,079	311,163
Inventories	60,697	66,359
Prepaid expenses and other current assets	44,597	65,087
Total current assets	2,110,000	3,081,267

OTHER NON-CURRENT ASSETS:
Vessel, net of accumulated depreciation of $478,877 and $627,353, respectively (Note 5)	7,070,404	6,921,928
Deferred charges, net of accumulated amortization of $341,080 and $545,728, respectively (Note 4)	443,394	238,746
Total other non-current assets, net	7,513,798	7,160,674

Total assets	$9,623,798	$10,241,941

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$33,483	$139,790
Deferred revenue	—	85,104
Accrued liabilities (including $0 and $2,262, respectively, to related party ) (Note 3)	115,733	210,054
Total current liabilities	149,216	434,948

Commitments and contingencies (Note 8)	—	—

SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value: 50,000,000 shares authorized (Note 6):
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $25 per share), 480,000 shares issued and outstanding	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding	12	12
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 shares, issued and outstanding (Note 6)	2,400	2,400
Additional paid-in capital (Note 6)	7,612,108	7,612,108
Retained earnings	1,859,582	2,191,993
Total shareholders' equity	9,474,582	9,806,993

Total liabilities and shareholders' equity	$9,623,798	$10,241,941

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED MARCH 31, 2018 AND 2019
(Expressed in U.S. Dollars – except for share data)

	March 31 2018	March 31 2019
REVENUES:
Time charter revenues (net of address commissions of $65,643 in 2018 and $81,204 in 2019)	$1,695,331	$2,038,131
Total revenues	1,695,331	2,038,131

EXPENSES:
Voyage expenses (including related party commissions)(Notes 3,11)	48,933	64,699
Vessel operating expenses (Note 11)	955,725	902,061
Management fees to related party (Note 3)	52,920	58,240
Depreciation and amortization (Note 4 & 5)	283,671	353,124
General and administrative expenses (Note 12)
- Company administration expenses	40,562	47,792
- Public registration costs	140,761	294,411
Total Expenses	1,522,572	1,720,327

Operating income	172,759	317,804

OTHER INCOME (EXPENSES):
Bank charges	(1,461)	(1,369)
Foreign exchange losses	(10,110)	(2,200)
Interest income	—	17,376
Other, net	(544)	800
Total other (expenses)/income, net	(12,115)	14,607

Net income and comprehensive income	$160,644	$332,411

Loss per common share, basic and diluted (Note 10)	$(0,21)	$(0,40)
Weighted average number of common shares, basic and diluted	2,400,000	2,400,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED MARCH 31, 2018 AND 2019
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance, September 30, 2017	2,400,000	480,000	12,000	$2,892	$7,612,108	$878,644	$8,493,644
Net income	—	—	—	—	—	160,644	160,644
Balance, March 31, 2018	2,400,000	480,000	12,000	$2,892	$7,612,108	$1,039,288	$8,654,288

Balance, September 30, 2018	2,400,000	480,000	12,000	2,892	7,612,108	1,859,582	9,474,582
Net income	—	—	—	—	—	332,411	332,411
Balance, March 31, 2019	2,400,000	480,000	12,000	$2,892	$7,612,108	$2,191,993	$9,806,993

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2018 AND 2019
(Expressed in U.S. Dollars)

	March 31 2018	March 31 2019
Cash Flows from Operating Activities:
Net income	160,644	332,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	283,671	353,124
Changes in operating assets and liabilities:
Accounts receivable trade	188,453	2,453
Inventories	(8,824)	(5,662)
Due from related parties	104,390	(48,083)
Prepaid expenses and other current assets	(17,179)	(20,490)
Accounts payable	218,919	106,307
Accrued liabilities	(39,650)	94,320
Deferred revenue	—	85,104
Deferred dry-docking expenses	(784,474)	—
Net Cash provided by Operating Activities	105,950	899,484
Net increase in cash and cash equivalents	105,950	899,484
Cash and cash equivalents at the beginning of the period	836,468	1,739,174
Cash and cash equivalents at the end of the period	942,418	2,638,658

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	General information
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor Maritime Inc. (“Castor”) and its wholly owned subsidiary, Spetses Shipping Co. (“Spetses”), collectively the “Company”. Castor was incorporated on September 11, 2017 under the laws of the Marshall Islands and Spetses was incorporated under the laws of the Marshall Islands on December 13, 2016. Spetses owns the Magic P (the “Vessel”), a 76,453 DWT, 2004 built, Panamax, drybulk vessel, which was acquired on February 21, 2017. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of its bulk carrier Vessel.  Castor is controlled by Thalassa Investment Co. S.A. (“Thalassa”), an entity registered in Liberia, which as of September 30, 2018 and March 31, 2019, held the majority of the Company's common shares and 100% of the Series B preferred shares and, accordingly, could control the outcome of matters on which stockholders are entitled to vote.  Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
On September 22, 2017, Castor entered into a share exchange agreement (the “Exchange Agreement”) with the shareholders of Spetses to acquire all of the outstanding common shares of Spetses in exchange for Castor issuing (i) 2,400,000 common shares proportionately to the then shareholders of Spetses, (ii) 12,000  Series B preferred shares to Thalassa, the then controlling shareholder of Spetses (the “Series B Preferred Shares”), and (iii) 480,000 of 9.75% Series A cumulative redeemable perpetual preferred shares to the then shareholders of Spetses, excluding Thalassa, all at par value of $0.001 per share (the “Series A Preferred Shares”). Following the completion of the exchange, Spetses became a wholly owned subsidiary of Castor.  Prior to the date of the Exchange Agreement, 100% of Castor's issued and outstanding common shares were held by Thalassa, and Thalassa also held 52% of the issued and outstanding common shares of Spetses.
2.          Basis of Presentation:
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2019.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s  financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended March 31, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending September 30, 2019.

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended September 30, 2018 which have been filed with the US Securities and Exchange Commission on Form 20-F on January 31, 2019. There have been no changes to these policies in the six-month period ended March 31, 2019.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.          Transactions with Related Parties:
The Company's ship manager is Pavimar S.A. (“Pavimar”), a company controlled by Ismini Panagiotidi, the sister of Petros Panagiotidis (see Note 1). Pursuant to a management agreement concluded in December 2016, Pavimar provides the Company with a wide range of shipping services such as crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting, general administration and audit support services, in exchange for a fixed daily fee of $320.
During the six-month periods ended March 31, 2018 and 2019, the Company incurred Management fees under the Vessel’s management agreement amounting to $52,920 and $58,240, respectively, which are separately reflected  in the accompanying unaudited interim condensed consolidated statements of comprehensive income.
The Company occasionally uses the commercial management services of Alexandria Enterprises S.A., (“Alexandria”) an entity controlled by a family member of the Company’s Chief Executive and Chief Financial Officer, at a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter.

During the six-month periods ended March 31, 2018 and 2019, commissions charged by Alexandria amounted to $0 and $11,383, respectively, and are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As at September 30, 2018, and March 31, 2019 an amount of $0 and $2,262 was payable to Alexandria and is included in Accrued liabilities in the accompanying interim condensed consolidated balance sheets.

Each month, the Company makes an advance payment to Pavimar to cover working capital equal to one month of estimated operating expenses and management fees. As at September 30, 2018, and March 31, 2019, the excess amount advanced to Pavimar over payments made by Pavimar for the Company's operating expenses and management fees, amounted to $263,079 and $311,163, respectively, and is separately reflected as Due from related party in the accompanying interim condensed consolidated balance sheets.
4.          Deferred charges, net:
On October 27, 2017, the Company’s Vessel commenced its scheduled dry-dock which was completed on November 25, 2017. In accordance with the Company’s policy such cost was deferred and is being amortized on a straight-line basis over the period until the Vessel’s upcoming dry-dock, which is expected to take place in November 2019. Unamortized deferred charges amounted to $443,394 and $238,746 as of September 30, 2018 and March 31, 2019, respectively, and represent the Vessel’s dry-dock costs of $784,474 less amortization of $341,080 and $545,728 as of September 30, 2018 and March 31, 2019, respectively. During the six-month periods ended March 31, 2018 and 2019, amortization of deferred dry-dock costs amounted to $136,432 and $204,648, respectively, and are included in Depreciation and amortization in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.          Vessel, net:
On February 21, 2017, the Company took delivery of the Vessel for a total consideration of $7.5 million. Management reviews the carrying amount of the Vessel to determine if events have occurred that would suggest that the carrying value of the Vessel is not recoverable. As of September 30, 2018 and March 31, 2019, there were no indications that the carrying value of the Vessel is not recoverable.
Vessel, net is analysed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, September 30, 2018	7,549,281	(478,877)	7,070,404
Period depreciation	—	(148,476)	(148,476)
Balance, March 31, 2019	7,549,281	(627,353)	6,921,928

6.          Shareholders' Equity:
Under the Company's articles of incorporation, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. In connection with the Exchange Agreement discussed in Note 1, the Company issued 2,400,000 common shares, 480,000 of 9.75% Series A cumulative redeemable perpetual preferred shares and 12,000 Series B preferred shares to the then shareholders of Spetses.
7.          Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable and amounts due to related party.
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.
The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.          Commitments and contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's Vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the Vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
9.          Income Taxes:
Both Castor and Spetses are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Spetses is subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income. Both Castor and Spetses were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.
10.          Loss Per Share:
For the six-month periods ended March 31, 2018 and 2019 the Company had no dilutive shares. The components of the calculation of basic and diluted loss per share in each of the six-month periods ended March 31, 2018 and 2019 are as follows:
	Six months ended March 31,
	2018	2019
Net income and comprehensive income	160,644	332,411
Less: Cumulative dividend on Series A Preferred Shares	(658,125)	(1,285,245)
Net loss and comprehensive loss available to common shareholders	(497,481)	(952,834)
Weighted average number of common shares outstanding, basic and diluted	2,400,00000	2,400,000
Loss per common share, basic and diluted	(0,21)	(0,40)

The Company has not declared or paid dividends on its Series A Preferred Shares. The cumulative dividends for the six months ended March 31, 2018 and 2019 amounted to $658,125 and $1,285,245, respectively, and have not been declared, thus have not been recorded as a dividend and a liability in the unaudited interim condensed consolidated financial statements. For as  long as the Series A Preferred Shares dividend is in arrears, the dividend rate increases to a number that is 1.30 times the dividend rate payable on the day immediately preceding the date of such dividend arrearage until the dividend arrearage is cured. As of March 31, 2019 the dividend rate has increased three times.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.          Vessel Operating and Voyage Expenses:

The amounts in the accompanying consolidated statement of comprehensive income are analyzed as follows:
Vessel Operating Expenses	For the six months ended March 31, 2018	For the six months ended March 31, 2019
Crew and related costs	505,119	492,555
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints	268,680	233,080
Lubricants	52,115	44,668
Insurances	68,555	61,334
Tonnage taxes	23,272	17,975
Other	37,984	52,449
Total	955,725	902,061

Voyage expenses	For the six months ended March 31, 2018	For the six months ended March 31, 2019
Brokerage commissions (including commissions of $0 and $11,383, respectively, to related party )	43,762	35,435
Port & other expenses	43,557	16,787
(Gain)/loss on bunkers	(38,386)	12,477
Total	48,933	64,699

12.          General and Administrative Expenses:
General and administrative expenses include public registration costs and costs in relation to the administration of the Company.
Company Administration Expenses: Company administration expenses for the six-months ended March 31, 2018 and 2019 amounted to $40,562 and $47,792, respectively. Company administration expenses include audit fees, Chief Executive and Chief Financial Officer compensation and other professional fees and expenses and are analyzed as follows:
	For the six months ended March 31, 2018	For the six months ended March 31, 2019
Audit fees	$31,700	$40,400
Chief Executive and Chief Financial Officer compensation	6,000	6,000
Other professional fees	2,862	1,392
Total	$40,562	$47,792

Public Registration Costs: During the six month periods ended March 31, 2018 and 2019, the Company incurred public registration costs of $140,761 and $294,411, respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company’s registration and listing of its 2,400,000 issued and outstanding common shares in the Norwegian OTC on December  21, 2018 and the NASDAQ American Stock Exchange on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.          Future Minimum Time Charter Revenue
The future minimum time charter revenue, net of commissions, based on the Vessel’s committed to non-cancelable time charter contract (including fixture recap) as of March 31, 2019, is $1,776,542 (assuming no off hire days), all due within the next 12 months.